UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 001-16707

Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Prudential Employee Savings Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Prudential Financial, Inc.

751 Broad Street

Newark, New Jersey 07102

Financial Statements and Exhibits

(a)	Financial Statements for the Year Ended December 31, 2010, and Independent Registered Public Accounting Firm’s Report.

(b)	The financial statements required to be filed hereunder appear commencing at page 3 hereof.

(c)	Exhibits

(1)	Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm (following financial statements).

The Prudential Employee Savings Plan

December 31, 2011 and 2010

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

THOMPSON, COBB, BAZILIO & ASSOCIATES, PC Certified Public Accountants and Management, Systems and Financial Consultants

www.tcba.com	1101 15th Street, NW • Suite 400 • Washington , DC 20005 • (202)737-3300 • (202)737-2684 FAX

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Prudential Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of The Prudential Employee Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets Held for Investment Purposes (modified cash basis) of the Plan as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Thompson, Cobb, Bazilio & Associates, PC

Washington, DC

June 15, 2012

MAIN OFFICE:  Washington, DC  REGIONAL OFFICES:  Torrance, CA  •  Philadelphia, PA  •  Dallas, TX

The Prudential Employee Savings Plan

Statement of Net Assets Available for Benefits

(Modified Cash Basis)

December 31, 2011 and 2010

	2011	2010
Assets
Investments
At Fair Value
PESP Fixed Rate Fund (Note 3)	$3,419,068,150	$3,365,156,829

At Fair Value
Insurance Company Pooled Separate Accounts
Core Bond Enhanced Index/PIM Fund	90,928,410	37,639,504
Core Equity Account	200,630,800	232,025,992
Large Cap Value/LSV Asset Management Fund	148,193,583	169,322,255
Prudential Retirement Real Estate Fund	30,824,584	29,814,434
Small Company Stock Account	317,548,354	347,321,538

Registered Investment Companies
Artisan Mid-Cap Value Fund	146,946,439	142,142,493
Fidelity Advisor Government Income Fund	23,410,826	21,105,357
GE Institutional International Equity Investment Fund	225,939,078	210,447,250
Prudential High-Yield Fund	47,077,984	41,425,975
Prudential Jennison Growth Fund	316,598,760	348,811,865
Prudential Jennison Mid-Cap Growth Fund	129,745,894	131,009,703
Prudential Stock Index Fund	209,179,042	217,009,830

Master Trust (Note 12)
Prudential Financial, Inc. Common Stock Fund	89,123,166	84,197,823
Prudential Financial, Inc. Common Stock Fund - (ESOP) (Note 9)	359,928,667	411,992,758

Prudential IncomeFlex
Aggressive Fund	49,876,267	44,502,823
Conservative Fund	12,124,847	11,520,804
Moderate Fund	23,465,336	21,200,029

Total investments at fair value	5,840,610,187	5,866,647,262

Notes receivable for participant loans	47,928,129	46,757,919
Other - noninterest-bearing cash	764	—

Net assets available for benefits at fair value	5,888,539,080	5,913,405,181

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(209,052,296)	(210,730,356)

Net assets available for benefits	$5,679,486,784	$5,702,674,825

The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

For the Year Ended December 31, 2011

Additions to net assets
Investment income
Net depreciation in fair value of investments	$(101,661,658)
Interest and dividend income	160,006,104

Total investment gain	58,344,446
Investment expenses (Note 6)	—

Net investment gain	58,344,446

Interest income on notes receivable from participants	1,672,730

Contributions
Employer	54,063,468
Employee	152,028,427
Rollover	26,277,963

Total contributions	232,369,858

Total additions	292,387,034

Deductions from net assets
Benefits paid to participants	315,566,225
Administrative expenses	8,850

Total deductions	315,575,075

Net decrease	(23,188,041)

Net assets available for benefits
Beginning of year	5,702,674,825

End of year	$5,679,486,784

The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

1.	Description of the Plan

The following description of The Prudential Employee Savings Plan (the “Plan” or “PESP”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan generally covering all United States employees and statutory agents of The Prudential Insurance Company of America (the “Company”) and its participating affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participation

Each employee may enroll in PESP at any time, starting on their first day of employment with the Company.

Employees hired on or after January 1, 2001, who do not affirmatively elect either to participate or to decline participation in PESP within 30 days of hire, are enrolled automatically in PESP until they affirmatively elect otherwise.

Contributions

Employee Contributions. Participants can contribute from 1% to 50% of eligible earnings as defined in the Plan, in any combination of before-tax, Roth 401(k) (after-tax), and/or traditional after-tax contributions. Through automatic enrollment, participants contribute 4% of eligible earnings on a before-tax basis. Rollover contributions are allowed.

Participants may elect to increase, decrease or stop their contributions at any time, subject to the Company’s Personal Securities Trading Policy.

Roth In-Plan Rollovers. The Plan was amended, effective December 1, 2010 to add a provision allowing Roth In-Plan Rollovers. Under this feature, a participant may elect to rollover all or a portion of his vested Plan account that is then available for distribution or in-service withdrawal into Roth (after-tax) funds. A participant is required to pay income taxes on the amount rolled over and, assuming the applicable holding period and distribution requirements are satisfied, the Roth In-Plan Rollover held in the Plan together with subsequent investment earnings will not be subject to Federal income taxes at the time of distribution. A participant is permitted to make up to four (4) separate Roth In-Plan Rollovers in a single plan year.

2011 Roth In-Plan Rollovers totaling $5,250,111 are included in Rollovers in the Statement of Changes in Net Assets Available for Benefits.

Company Matching Contributions. The Company matches 100% of before-tax and Roth 401(k) contributions up to a maximum of 4% of eligible earnings. Employees hired on or after January 1, 2004 are required to complete one year of service prior to becoming eligible for Company matching contributions.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

1.	Description of the Plan (Continued)

Catch-Up Contributions. Participants age 50 or older who will reach the 401(k) limit for contributions for the year or certain of the Plan’s other limits for contributions, may be eligible to make before-tax and Roth 401(k) catch-up contributions to the Plan during the plan year from eligible earnings. Catch-up contributions are not eligible for Company matching contributions. For 2011, catch-up contributions are limited to $5,500.

Contributions are subject to certain limitations imposed by applicable provisions of the Plan and the Internal Revenue Code of 1986, as amended (“IRC”) including compliance with applicable statutory limits and non-discrimination rules.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s matching contributions, and (b) Plan net earnings. Allocations are made pursuant to the terms of the Plan based on the participant’s eligible earnings and account balances. A participant is entitled to the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their before-tax, Roth 401(k), after-tax, and rollover contributions plus earnings thereon. Generally, participants become 100% vested in Company matching contributions upon the completion of three years of vesting service.

Vesting will be accelerated and participants will be 100% vested in the Company’s matching contribution and earnings thereon upon reaching age 65, or as a result of death, or becoming totally disabled while an employee. A participant will be considered totally disabled for purposes of the Plan if he or she is eligible to receive long-term disability benefits under The Prudential Welfare Benefits Plan.

Full vesting was provided to certain terminated participants pursuant to divestitures or discontinuances of business operations, in 2011 as the result of dispositions of the U.S. Global Commodities businesses, Prudential Real Estate and Relocation Services, Inc. and the mail and printing operations previously carried out in Millville, NJ.

Forfeitures

If a participant terminates employment with the Company prior to full vesting, the nonvested portion of his or her account attributable to the Company matching contributions and earnings thereon is forfeited. If the participant is reemployed within five years from the date of termination, the forfeited amount may be reinstated, subject to certain Plan provisions. During the five year period, as stated above, the pending forfeiture amounts are invested as part of the PESP Fixed Rate Fund. Any amounts not reinstated to a participant, after the five-year period are considered forfeitures that the Plan permits to be used to reduce future Company matching contributions, or to pay administrative expenses.

At December 31, 2011 and 2010, forfeiture amounts invested in the PESP Fixed Rate Fund amounted to $2,068,912 and $2,435,281, respectively. Forfeitures of $2,000,000 were used to reduce the Company’s matching contributions in 2011.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

1.	Description of the Plan (Continued)

Investment Options

Employee Contributions. Participants may direct their current account balance and future contributions in 1% increments in any of the Plan’s investment options.

Participants who are automatically enrolled and do not direct investment of their accounts will be invested by default into the age-appropriate conservative portfolio mix available under GoalMaker®, a computer asset allocation program available to participants as described below.

Generally, there are no restrictions on the participant’s investment direction, except in regard to the Prudential Financial, Inc. Common Stock Fund, which is subject to the provisions of the Company’s Personal Securities Trading Policy and the PESP Market Timing Policy, which applies to all investment options. In addition, participants who are employed with affiliated investment managers of certain funds may be restricted as to investment directions in connection with those funds.

Company Matching Contributions. Half of the Company matching contributions is automatically invested in the Prudential Financial, Inc. Common Stock Fund. The remainder of the participant’s Company matching contributions is invested according to the participant’s current investment allocation direction.

Generally, there are no restrictions on transferring Company matching contributions from the Prudential Financial, Inc. Common Stock Fund to any of the other investment options under the Plan, except for certain limitations including, but not limited to, the provisions of the Company’s Personal Securities Trading Policy.

The following are the investment options under the Plan:

PESP Fixed Rate Fund – The goal of the PESP Fixed Rate Fund is to provide preservation of principal and stable competitive interest rates based on current market conditions. The guaranteed rate of return was reset annually through 2008, with each year’s rate declared in advance of the year to which the rate applied. Effective January 1, 2009 the guaranteed rate of return is reset quarterly. The PESP Fixed Rate Fund is offered under a group annuity contract issued by the Company.

Insurance Company Pooled Separate Accounts

Core Bond Enhanced Index/PIM Fund – This separate account seeks to achieve performance results similar to the Barclays Capital U.S. Aggregate Bond Index and is invested to reflect many of the characteristics of the Barclays Capital U.S. Aggregate Bond Index. This portfolio invests primarily in corporate and government bonds. This separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

1.	Description of the Plan (Continued)

Core Equity Account, VCA-IF – This separate account seeks to provide long-term growth, taking into account both income and capital appreciation, by investing primarily in the equities of major, well-established companies that appear to be in sound financial condition and have the potential for price appreciation greater than broadly based stock indices. The separate account is offered under a group annuity contract issued by the Company.

Large Cap Value / LSV Asset Management Fund – This separate account seeks appreciation of capital and to outperform the Russell 1000 Value Index over rolling 3 and 5-year periods, or market cycles if longer. This portfolio invests primarily in equity-related securities of large companies that the manager believes to be undervalued. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company.

Prudential Retirement Real Estate Fund – This separate account will invest primarily in existing private real estate funds, publicly traded real estate securities, including Real Estate Investment Trust (“REIT”) securities, and other real estate related investments. The Fund’s objective is to meet or exceed a customized real estate and real estate securities benchmark return after fees and expenses. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company.

Small Company Stock Account, VCA-6 – This separate account seeks long-term growth of capital, taking into account income and capital appreciation. The portfolio invests primarily in common stocks of small, less well-known U.S. companies. The separate account is offered under a group annuity contract issued by the Company.

Registered Investment Companies

Artisan Mid-Cap Value Fund, Class Z – This mutual fund seeks to provide long-term growth of capital. The fund normally invests at least 80% of net assets in the common stocks of mid-capitalization companies that management believes to be undervalued relative to their intrinsic value, and are improving, or are likely to improve, their returns on invested capital. It defines a mid-cap company as one that falls within the market capitalization range of companies in the Russell Mid-Cap index.

Fidelity Advisor Government Income Fund, Class I – This mutual fund seeks to provide a high level of current income by investing at least 80% of its assets in intermediate-term U.S. Government securities as well as repurchase agreements for these securities. This fund may also have allocations to agency issuers, including mortgage-backed securities.

GE Institutional International Equity Investment Fund – This investment seeks long-term growth of capital. The fund invests at least 80% of assets in equity securities under normal market conditions. It invests primarily in companies in developed and developing countries outside the United States. The fund’s assets are invested in foreign securities of companies representing at least three different countries.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

1.	Description of the Plan (Continued)

Prudential High-Yield Fund, Class Z – The investment seeks to maximize current income, and capital appreciation is a secondary objective. The fund normally invests at least 80% of assets in a diversified portfolio of high-yield fixed-income securities.

Prudential Jennison Growth Fund, Class Z – This mutual fund seeks long-term growth of capital. It invests at least 65% in equity securities issued by companies with market capitalization exceeding $1 billion and believed to have above-average growth prospects.

Prudential Jennison Mid-Cap Growth Fund, Class Q – This mutual fund seeks long-term capital appreciation. It invests at least 80% in stocks of medium-sized U.S. companies with the potential for above-average growth. Prior to May 2, 2011, the Plan’s interests in this fund were held as Class Z shares.

Prudential Stock Index Fund, Class I – This mutual fund seeks to provide investment results that correspond to the price and yield performance of the Standard & Poor’s 500 Composite Stock Price Index (S&P 500 Index).

Master Trust

Prudential Financial, Inc. Common Stock Fund – This portfolio primarily invests in Prudential Financial, Inc. (“PFI”) common stock and a small portion is invested in money market shares or other liquid investments. The goal is to approximate the returns of a direct investment in shares of PFI common stock in a fund that also provides modest liquidity. This option has an ESOP and non-ESOP portion (Note 9).

Prudential IncomeFlex

The Prudential IncomeFlex option, available to Plan participants who have attained age 50, provides guaranteed withdrawals over the participant’s lifetime based on continued investment in three customized IncomeFlex portfolios, structured as single client insurance company separate accounts, which hold investments in seven of the Plan’s other investment options: the Core Equity Account, Small Company Stock Account, Large Cap Value/LSV Asset Management Fund, Core Bond Enhanced Index/PIM Fund, GE International Equity Fund, Prudential Jennison Growth Fund, and Prudential Jennison Mid Cap Growth Fund. Each portfolio has a specific asset class mix. Each IncomeFlex portfolio is rebalanced daily.

Aggressive Fund – The asset class mix for this fund is 70% stock (39% large cap stocks, 8% mid cap stocks, 9% small cap stocks, and 14% international stocks) and 30% bonds.

Conservative Fund – The asset class mix for this fund is 35% stock (18% large cap stocks, 5% mid cap stocks, 5% small cap stocks, and 7% international stocks) and 65% bonds.

Moderate Fund – The asset class mix for this fund is 55% stock (31% large cap stocks, 6% mid cap stocks, 7% small cap stocks, and 11% international stocks) and 45% bonds.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

1.	Description of the Plan (Continued)

The asset allocation by the Plan’s investment options under Prudential IncomeFlex are shown in the following chart:

	Aggressive	Conservative	Moderate
Large Cap Stocks
Core Equity Account	15%	7%	12%
Prudential Jennison Growth Fund	14%	6%	11%
Large Cap Value/LSV Management Fund	10%	5%	8%

Mid Cap Stocks
Prudential Jennison Mid-Cap Growth Fund	8%	5%	6%

Small Cap Stocks
Small Company Stock Amount	9%	5%	7%

International Stocks
GE International Equity Investment Fund	14%	7%	11%

Bonds
Core Bond Enhanced Index/PIM Fund	30%	65%	45%

GoalMaker®

GoalMaker® is a computer asset allocation program available to participants. It establishes 12 portfolios, each invested in a different asset allocation among a diversified mix of six existing investment options of the Plan (increasing to seven options effective May 2, 2011). Participants select a portfolio based on their completion of an investment risk profile and estimated time to retirement; defaulting participants are assigned to the conservative portfolio applicable to their current age, assuming retirement at age 65. GoalMaker® provides for automatic rebalancing of investments once per quarter.

Payment of Benefits

When employment with Prudential and its affiliates ends, if the value of a vested participant’s account is in excess of $5,000, the participant may elect to (a) receive a lump sum distribution equal to the value of the participant’s vested interest in his or her account, (b) receive an annuity from the Company in the amount that can be purchased with the vested value in his or her account, (c) receive a combination of a single payment for less than the total vested value of his or her account plus an annuity, (d) receive partial distributions (no more than five withdrawals per Plan year and the amount of any such withdrawal must equal at least $300) or (e) delay taking a distribution of the vested value of his or her account until it is required by law. If the value of a terminated vested participant’s account is $5,000 or less, the participant may not defer distribution of his account.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

1.	Description of the Plan (Continued)

Actively employed participants can make in-service withdrawals from PESP. The amount available for in-service withdrawals includes amounts credited to a participant’s After-Tax Contributions Account, Rollover Contributions Account, and pre-2001 Company Matching Contributions Account. Participants who have attained age 59 1/2 can also withdraw amounts from their Before-Tax Contributions Account, Roth 401(k) Contributions Account and Roth In-Plan Rollover Contributions Account. Participants can make up to five withdrawals each calendar year, and the withdrawals will be subject to a 10% federal early distribution tax for participants less than 59 1/2 years of age, in addition to the regular income tax that applies, except for After-Tax Contribution amounts. Other penalties may apply to Roth 401(k) and Roth In-Plan Rollover amounts if the withdrawals are not qualified distributions.

When funds are not available from an in-service withdrawal or when a loan will create a hardship, participants may apply for a hardship withdrawal without first taking a loan. To qualify for a hardship withdrawal under the Plan, participants must demonstrate that they need the money to meet an immediate and heavy financial need for which they have no other resources available to them.

Participant Loans

Participants may take loans from their Before-Tax Contributions Account and/or Rollover Contributions Accounts.

Loans may range from a minimum of $500 up to a maximum equal to the lesser of:

a)	$50,000 reduced by the participant’s highest outstanding loan balance during the preceding twelve months in the plan, or

b)	50% of their entire vested Plan account, or

c)	100% of the value of the sum of the balance, if any, of the participant’s Before-Tax contribution account and rollover account.

The $50,000 maximum takes into account all loans to the participant from any plan maintained by the Company or an affiliate of the Company.

Only one loan is permitted to be outstanding at any time. The loan repayment period may range from one to five years. Currently, the interest rate applicable to the loan is the prime rate as of the fifteenth business day of March, June, September or December and is effective for loans initiated during the following quarter.

2.	Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles. The modified cash basis of accounting is a cash receipts and disbursements method of accounting with investments stated at fair value.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

2.	Summary of Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair value (see Note 5 for more information on fair value measurements) except for its investment contract (the “PESP Fixed Rate Fund”), which is valued at contract value (Note 3).

The fair value of the shares owned by the Plan in registered investment companies is based on quoted net asset value of shares.

The fair value of the participation units owned by the Plan in insurance company pooled separate accounts is based on quoted redemption values.

The fair value of the participation units owned by the Plan in the master trust is based on quoted redemption values.

Purchases

Purchases of shares in registered investment companies are recorded on a trade-date basis.

Purchases of units of participation in insurance company pooled separate accounts and the master trust are recorded on a trade-date basis.

Income Recognition

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments.

Sales of shares in registered investment companies are recorded on a trade-date basis.

Sales of units of participation in insurance company pooled separate accounts and the master trust are recorded on a trade-date basis.

Interest and dividend income is recorded when received.

Payment of Benefits

Benefits are recorded when paid.

Participant Loans

Participant loans are funded directly from the participant’s account balance. Repayments of principal and interest related to the loan are credited to the participant’s account on a pro-rata basis, based on their selected investment options. The carrying value is cost, which approximates fair value.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

2.	Summary of Accounting Policies (Continued)

Changes to Accounting Policies

In September 2010, the Financial Accounting Standards Board issued Accounting Standards Update 2010-25 (ASU 2010-25) Reporting Loans to Participants by Defined Contribution Pension Plans. ASU 2010-25 updates Accounting Standards Codification Topic 962 – Defined Contribution Pension Plans. ASU 2010-25 requires defined contribution plans to report loans to employees as notes receivable rather than plan investments subject to fair value reporting. ASU 2010-25 is effective for plan years beginning after December 15, 2010. The Plan adopted ASU 2010-25 in fiscal year 2010, and accordingly, reclassified prior year employee loan balances from investments to receivables to be consistent with the current presentation. However, ERISA requires the Plan to report participant loans as plan investments; accordingly, these loans are included in Form 5500, Part IV, Schedule H, Line 4(i) Schedule of Assets (Held at End of Year) as well as Form 5500, Part I, Line c (8) Participant Loans.

3.	Investment Contract with Insurance Company

The financial statement presentation and disclosure of the PESP Fixed Rate Fund (the “Fund”) complies with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (ASC) 946-205 on the fair value reporting of fully benefit responsive contracts as of December 31, 2011 and 2010.

The Fund is a fully benefit responsive contract and is valued at fair value. Accordingly, the contract meets all of the following criteria:

a.	The investment contract is effected directly between the Fund and the issuer and prohibits the Fund from assigning or selling the contract or its proceeds to another party without the consent of the issuer.

b.	The contract issuer is obligated to (i) repay principal and interest, or (ii) prospective crediting rate adjustments with an assurance the crediting rate will not be less than zero.

c.	The terms of the contract require all permitted participant-initiated transactions with the Fund to occur at contract value with no conditions, limits, or restrictions. Permitted participant-initiated transactions are those transactions allowed by the underlying defined-contribution plan, such as withdrawals for benefits, loans, or transfers to other funds within the Plan.

d.	An event that limits the ability of the Fund to transact at contract value with the issuer (for example, premature termination of the contracts by the Fund, plant closings, layoffs, plan termination, bankruptcy, mergers, and early retirement incentives) and that also limits the ability of the Fund to transact at contract value with the participants in the Fund must be probable of not occurring.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

3.	Investment Contract with Insurance Company (Continued)

e.	The Fund itself must allow participants reasonable access to their funds.

The estimated fair value of the Fund as of December 31, 2011 and 2010 was $3,419,068,150 and $3,365,156,829, respectively. The fair value was calculated using the following methodology:

1.	A present value of expected cash flow method was used to develop fair value.

2.	Cash flows were estimated based on the termination provisions of the contract. The contract allows for an installment payout over a 5-year period. The balance of the Fund grows over the 5-year period at the expected crediting rate less 50 basis points.

3.	Market rates of interest used to discount the cash flows were based upon the T. Rowe Price Index. The data includes contract rates for major guaranteed investment contract providers over the expected 5-year time period.

The Fund represents the fixed dollar account under an unallocated group annuity contract. The investment in the contract is presented at fair value. An adjustment is made to the fair value in the statement of net assets available for benefits to present the investment at contract value. Contract value is based upon contributions made under the contract, plus interest credited, and less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Beginning January 1, 2009, the interest crediting rate is determined quarterly and during 2011 was 4.40% for the first quarter, 4.35% for the second quarter, 4.20% for the third quarter, and 4.00% for the fourth quarter, and during 2010 was 4.65% for the first quarter, 4.60% for the second quarter, 4.60% for the third quarter, and 4.50% for the fourth quarter. The minimum crediting rate is 3.50%. The interest crediting rate is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and both the expected and actual experience of a reference portfolio within the issuer’s general account. Key factors that could influence future interest crediting rates are changes in interest rates, and default or credit failures of the reference portfolio.

There is no relationship between future crediting rates and the adjustment to contract value reported in the statement of net assets available for benefits.

The average market yield of the Fund for the years ended December 31, 2011 and 2010 was 3.9% and 4.3%, respectively. The average yield earned by the Fund that reflects the actual interest credited to participants for the years ended December 31, 2011 and 2010 was 4.2% and 4.5%. There is no event that limits the ability of the Plan to transact at contract value with the issuer. There are also no events and circumstances that would allow the issuer to terminate the fully benefit-responsive investment contract with the Plan and settle at an amount different from contract value.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

4.	Investments

The following table presents the Plan’s investments that represent five percent or more of the Plan’s assets:

	December 31,
	2011	2010
Investments at fair value as determined by quoted net asset/redemption values
Insurance Company Pooled Separate Accounts
Small Company Stock Account	$317,548,354	$347,321,538

Registered Investment Companies
Prudential Jennison Growth Fund	$316,598,760	$348,811,865

Master Trust
Prudential Financial, Inc. Common Stock Fund (ESOP and NON-ESOP)	$449,051,833	$496,190,581

Investments at contract value
PESP Fixed Rate Fund	$3,210,015,854	$3,154,426,473

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

4.	Investments (Continued)

During 2011, the Plan’s investments (including gains and losses on investments bought and sold during the year) depreciated in value by $101,661,658 as follows:

Year Ended December 31, 2011
Investments - net appreciation (depreciation) in fair value
Insurance Company Pooled Separate Accounts
Core Bond Enhanced Index/PIM Fund	$5,187,901
Core Equity Account	(13,989,034)
Large Cap Value/LSV Asset Management Fund	1,434,384
Prudential Retirement Real Estate Fund	3,907,434
Small Company Stock Account	(1,467,404)

Registered Investment Companies
Artisan Mid-Cap Value Fund	8,103,725
Fidelity Advisor Government Income Fund	1,096,212
GE Institutional International Equity Investment Fund	(46,935,683)
Prudential High-Yield Fund	(1,381,860)
Prudential Jennison Growth Fund	3,092,808
Prudential Jennison Mid-Cap Growth Fund	2,622,803
Prudential Stock Index Fund	861,430

Master Trust (Note 12)
Prudential Financial, Inc. Common Stock Fund	(64,424,110)

Prudential IncomeFlex
Aggressive Fund	(406,672)
Conservative Fund	409,840
Moderate Fund	226,568

Net depreciation in fair value of investments	$(101,661,658)

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

4.	Investments (Continued)

The investment options bear expenses related to investment management and other fees. The above appreciation/depreciation on investments reflects these expenses. The expense ratios as a percentage of net assets attributable to each investment option during 2011 were as follows:

Gross Expense Ratio
PESP Fixed Rate Fund	0.00%

Insurance Company Pooled Separate Accounts
Core Bond Enhanced Index/PIM Fund	0.23%
Core Equity Account	0.00%
Large Cap Value/LSV Asset Management Fund	0.67%
Prudential Retirement Real Estate Fund	1.28% - 1.67%
Small Company Stock Account	0.00%

Registered Investment Companies
Artisan Mid Cap Value Fund	1.21%
Fidelity Advisor Government Income Fund	0.52% - 0.53%
GE Institutional International Equity Investment Fund	0.56%
Prudential High-Yield Z Fund	0.63% - 0.65%
Prudential Jennison Growth Fund	0.78% - 0.81%
Prudential Jennison Mid Cap Growth Fund Q share	0.61% - 0.63%
Prudential Jennison Mid Cap Growth Fund Z share	0.82%
Prudential Stock Index Fund	0.19%

Prudential IncomeFlex
Aggressive Fund	1.26%
with Spouse Coverage	1.76%
Conservative Fund	1.18%
with Spouse Coverage	1.68%
Moderate Fund	1.23%
with Spouse Coverage	1.73%

Master Trust
Prudential Financial, Inc. Common Stock Fund	0.00%

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

5.	Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1” measurements), gives the next priority to quoted values based on observable inputs (“Level 2” measurements), and the lowest priority to values based on unobservable inputs (“Level 3” measurements). The three levels of the fair value hierarchy under ASC 820 are briefly described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. For example, stocks listed on a recognized exchange or listed mutual funds.
Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability;

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified contractual term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level with the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

PESP Fixed Rate Fund – The fair value is based on discounted cash flows assuming termination of the contract, based on current yields of similar instruments with comparable durations and considering the credit worthiness of the issuer.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

5.	Fair Value Measurements (Continued)

Insurance Company Pooled Separate Accounts – Plan assets are represented by a “unit of account” and a per unit value whose value is the result of the accumulated values of underlying investments. The underlying investments are valued in the following ways:

Equity securities (stock): Valued at the closing price reported on the active market on which individual securities are traded.

Bonds: Valued based on prices derived by an independent party (Interactive Data) that uses inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. Prices are reviewed and can be challenged with the independent party and/or overridden by the Company if the Company believes such would be more reflective of fair value.

Real estate: Values are determined through an independent appraisal process. The estimate of fair value is based on three approaches; (1) current cost of reproducing the property less deterioration and functional/economic obsolescence; (2) discounting a series of income streams and reversion at a specific yield or by directly capitalizing a single year income estimate by an appropriate factor; and (3) value indicated by recent sales of comparable properties in the market. Each approach requires the exercise of subjective judgment.

Registered Investment Companies – Valued at the net asset value (“NAV”) of shares held at year end.

Master Trust – Valued at the closing price reported on the active market on which individual securities are traded.

IncomeFlex – Plan assets are represented by a “unit of account” and a per unit value whose value is the result of the accumulated values of underlying investments. The underlying investments are valued in the following ways:

Equity securities (stock): Valued at the closing price reported on the active market on which individual securities are traded.

Bonds: Valued based on prices derived by an independent party (Interactive Data) that uses inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. Prices are reviewed and can be challenged with the independent party and/or overridden by the Company if the Company believes such would be more reflective of fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

5.	Fair Value Measurements (Continued)

Plan investments may be redeemed by the participant or by the Plan. Participants redeem investments when they elect to receive a withdrawal, make a transfer to another investment, or take a loan. The Plan redeems investments when the fiduciaries determine that an investment will no longer be offered as a Plan investment. The terms and conditions related to the redemption of Plan investments are outlined below:

Redemption
	Terms		Conditions
Investment	Participant *	Plan	Participant *	Plan
PESP Fixed Rate Fund (Only contractual values are payable)	Notice Period for: • Transfers: 5 business days • Withdrawals: 7 days	6 months notice	None	Installment payments over 5 years with interest credit.
Insurance Company Separate Accounts

Core Bond Enhanced Index/PIM Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after termination date. Under severe adverse economic conditions, delay up to 6 months.

Core Equity Account	Notice Period for: • Transfers: 5 business days • Withdrawals: 7 days	Notice Period for: • Transfers: 5 business days • Withdrawals: 7 days	None

Large Cap Value/LSV Asset Management Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

Prudential Retirement Real Estate Fund	Immediate	Immediate, with termination date the first of month following notice.	May delay up to 12 months, if negative impact on other investors. May also delay for exchange closures, SEC restriction, or financial emergency.

Small Company Stock Account	Notice Period for: • Transfers: 5 business days • Withdrawals: 7 days	Notice Period for: • Transfers: 5 business days • Withdrawals: 7 days	None

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

5.	Fair Value Measurements (Continued)

Redemption
	Terms		Conditions
Investment	Participant *	Plan	Participant *	Plan
Registered Investment Companies

Artisan Mid-Cap Value Fund	Written notice, honored same day if before 4 PM, otherwise next business day.		May delay for exchange closures, SEC or other trading restrictions. 2% fee on amounts held less than 90 days.

Fidelity Advisor Government Income Fund	Immediate		May take up to 7 days, if negative impact on the fund.

GE Institutional International Equity Investment Fund	Immediate		None

Prudential High-Yield Z Fund	Written notice, honored same day if before 4 PM, otherwise next business day.		None

Prudential Jennison Growth Fund	Written notice, honored same day if before 4 PM, otherwise next business day.		May delay for exchange closures, SEC or other trading restrictions.

Prudential Jennison Mid- Cap Growth Fund	Written notice, honored same day if before 4 PM, otherwise next business day.		May delay for exchange closures, SEC or other trading restrictions.

Prudential Stock Index Fund	Written notice, honored same day if before 4 PM, otherwise next business day.		None

Master Trust

Prudential Financial, Inc. Common Stock Fund	Immediate		None	If insufficient cash, may seek direction from Plan.

Prudential IncomeFlex

Aggressive Fund Conservative Fund Moderate Fund	Immediate	Immediate, with termination date the first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

*	For participants, notice periods and other conditions are routinely waived. Transactions input through the Plan’s online system or through interactive voice response also constitute as written notice.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

5.	Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011 and 2010:

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
PESP Fixed Rate Fund (Note 3)	$—	$—	$3,419,068,150	$3,419,068,150

Insurance Company Pooled Separate Accounts
Core Bond Enhanced Index/PIM Fund	—	90,928,410	—	90,928,410
Core Equity Account	—	200,630,800	—	200,630,800
Large Cap Value/LSV Asset Management Fund	—	148,193,583	—	148,193,583
Prudential Retirement Real Estate Fund	—	—	30,824,584	30,824,584
Small Company Stock Account	—	317,548,354	—	317,548,354

Registered Investment Companies
Artisan Mid-Cap Value Fund	146,946,439	—	—	146,946,439
Fidelity Advisor Government Income Fund	23,410,826	—	—	23,410,826
GE Instl International Equity Investment Fund	225,939,078	—	—	225,939,078
Prudential High-Yield Fund	47,077,984	—	—	47,077,984
Prudential Jennison Growth Fund	316,598,760	—	—	316,598,760
Prudential Jennison Mid-Cap Growth Fund	129,745,894	—	—	129,745,894
Prudential Stock Index Fund	209,179,042	—	—	209,179,042

Master Trust (Note 12)
Prudential Financial, Inc. Common Stock Fund	—	449,051,833	—	449,051,833

Prudential IncomeFlex
Aggressive Fund	—	49,876,267	—	49,876,267
Conservative Fund	—	12,124,847	—	12,124,847
Moderate Fund	—	23,465,336	—	23,465,336

Total investments at fair value	$1,098,898,023	$1,291,819,430	$3,449,892,734	$5,840,610,187

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

5.	Fair Value Measurements (Continued)

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
PESP Fixed Rate Fund (Note 3)	$—	$—	$3,365,156,829	$3,365,156,829

Insurance Company Pooled Separate Accounts
Core Bond Enhanced Index/PIM Fund	—	37,639,504	—	37,639,504
Core Equity Account	—	232,025,992	—	232,025,992
Large Cap Value/LSV Asset Management Fund	—	169,322,255	—	169,322,255
Prudential Retirement Real Estate Fund	—	—	29,814,434	29,814,434
Small Company Stock Account	—	347,321,538	—	347,321,538

Registered Investment Companies
Artisan Mid-Cap Value Fund	142,142,493	—	—	142,142,493
Fidelity Advisor Government Income Fund	21,105,357	—	—	21,105,357
GE Instl International Equity Investment Fund	210,447,250	—	—	210,447,250
Prudential High-Yield Fund	41,425,975	—	—	41,425,975
Prudential Jennison Growth Fund	348,811,865	—	—	348,811,865
Prudential Jennison Mid-Cap Growth Fund	131,009,703	—	—	131,009,703
Prudential Stock Index Fund	217,009,830	—	—	217,009,830

Master Trust (Note 12)
Prudential Financial, Inc. Common Stock Fund	—	496,190,581	—	496,190,581

Prudential IncomeFlex
Aggressive Fund	—	44,502,823	—	44,502,823
Conservative Fund	—	11,520,804	—	11,520,804
Moderate Fund	—	21,200,029	—	21,200,029

Total investments at fair value	$1,111,952,473	$1,359,723,526	$3,394,971,263	$5,866,647,262

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

5.	Fair Value Measurements (Continued)

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2011:

	PESP Fixed Rate Fund	Prudential Retirement Real Estate Fund
Additions to net assets
Investment income
Net appreciation in fair value of investments	$—	$3,907,434
Interest and dividend income	132,777,073	—

Total investment income	132,777,073	3,907,434

Investment expenses (Note 6)	—	—

Net investment income	132,777,073	3,907,434

Contributions
Employer	5,215,897	361,148
Employee	42,751,300	2,128,122
Rollover	16,635,733	231,709

Total contributions	64,602,930	2,720,979

Total additions	197,380,003	6,628,413

Net Transfers	50,493,281	(4,405,473)

Deductions from net assets
Benefits paid to participants	192,279,417	1,212,732
Administrative expenses	4,289	58

Total deductions	192,283,706	1,212,790

Net increase	55,589,578	1,010,150

Contract value to fair value adjustment change	(1,678,257)	—

Net assets at fair value
Beginning of year	3,365,156,829	29,814,434

End of year	$3,419,068,150	$30,824,584

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

6.	Related Party Transactions

The Company (or an affiliate of the Company) acts as the investment manager for each of the investment options currently offered by the Plan, except for the Artisan Mid-Cap Value Fund, the Fidelity Advisor Government Income Fund, the GE Institutional International Equity Investment Fund, and the Large Cap Value/LSV Asset Management Fund.

The Company paid certain expenses of the Plan. Some of these expenses were paid to the Company (or an affiliate of the Company).

The Company paid management fees for the Core Equity Account and the Small Company Stock Account in the amount of $2,429,913 for the year ended December 31, 2011.

The Company paid trustee fees in the amount of $5,000 for the year ended December 31, 2011.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Participant Loans between the financial statements and Form 5500:

	December 31,
	2011	2010
Notes receivable for participant loans per the financial statements	$47,928,129	$46,757,919
Certain cumulative deemed distributions of participant loans	(1,122,063)	(1,225,657)

Participant loans per the Form 5500	$46,806,066	$45,532,262

Total benefits paid to participants per financial statements	$315,566,225
2011 active loan defaults (deemed distributions)	217,969
Prior period active loan defaults foreclosed and adjustments	(321,563)

Total benefits paid and deemed distributions per Form 5500	$315,462,631

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

7.	Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of assets between the financial statements and the Form 5500 as of December 31, 2011:

	Per Financial	Prudential IncomeFlex Reallocation
	Statements	Aggressive	Conservative	Moderate	Form 5500
Insurance Company Pooled Separate Accounts
Core Bond Enhanced Index/PIM Fund	$90,928,410	$14,962,880	$7,881,150	$10,559,401	$124,331,841
Core Equity Account	200,630,800	7,481,440	848,739	2,815,840	211,776,819
Large Cap Value/LSV Asset Management Fund	148,193,583	4,987,627	606,243	1,877,227	155,664,680
Prudential Retirement Real Estate Fund	30,824,584	—	—	—	30,824,584
Small Company Stock Account	317,548,354	4,488,864	606,243	1,642,574	324,286,035

	$788,125,731	$31,920,811	$9,942,375	$16,895,042	$846,883,959

Registered Investment Companies
Artisan Mid-Cap Value Fund	$146,946,439	$—	$—	$—	$146,946,439
Fidelity Advisor Government Income Fund	23,410,826	—	—	—	23,410,826
GE Instl International Equity Investment Fund	225,939,078	6,982,677	848,739	2,581,187	236,351,681
Prudential High-Yield Fund	47,077,984	—	—	—	47,077,984
Prudential Jennison Growth Fund	316,598,760	6,982,677	727,490	2,581,187	326,890,114
Prudential Jennison Mid-Cap Growth Fund	129,745,894	3,990,102	606,243	1,407,920	135,750,159
Prudential Stock Index Fund	209,179,042	—	—	—	209,179,042

	$1,098,898,023	$17,955,456	$2,182,472	$6,570,294	$1,125,606,245

Prudential IncomeFlex
Aggressive Fund	$49,876,267	$(49,876,267)	$—	$—	$—
Conservative Fund	12,124,847	—	(12,124,847)	—	—
Moderate Fund	23,465,336	—	—	(23,465,336)	—

	$85,466,450	$(49,876,267)	$(12,124,847)	$(23,465,336)	$—

The following is a reconciliation of interest and dividend income according to the statement of changes in net assets available for benefits to the Form 5500 as of December 31, 2011:

Interest and dividend income per the financial statements	$160,006,104
Plus interest on notes receivable from participants	1,672,730
Less registered investment company dividends	(14,970,480)
Less master trust dividends	(12,268,121)

Total interest per the Form 5500	$134,440,233

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

7.	Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of net appreciation/(depreciation) in the fair value of investments according to the statement of changes in net assets available for benefits to the Form 5500 as of December 31, 2011:

	Per Financial	Prudential IncomeFlex Reallocation			Per
	Statements	Aggressive	Conservative	Moderate	Form 5500
Insurance Company Pooled Separate Accounts
Core Bond Enhanced Index/PIM Fund	$5,187,901	$(122,002)	$266,396	$101,956	$5,434,251
Core Equity Account	(13,989,034)	(61,001)	28,689	27,189	(13,994,157)
Large Cap Value/LSV Asset Management Fund	1,434,384	(40,667)	20,492	18,126	1,432,335
Prudential Retirement Real Estate Fund	3,907,434	—	—	—	3,907,434
Small Company Stock Account	(1,467,404)	(36,600)	20,492	15,859	(1,467,653)

	$(4,926,719)	$(260,270)	$336,069	$163,130	$(4,687,790)

Registered Investment Companies
Artisan Mid-Cap Value Fund	$8,103,725	$—	$—	$—	$8,103,725
Fidelity Advisor Government Income Fund	1,096,212	—	—	—	1,096,212
GE Instutional International Equity Investment Fund	(46,935,683)	(56,934)	28,689	24,922	(46,939,006)
Prudential High-Yield Fund	(1,381,860)	—	—	—	(1,381,860)
Prudential Jennison Growth Fund	3,092,808	(56,934)	24,590	24,922	3,085,386
Prudential Jennison Mid-Cap Growth Fund	2,622,803	(32,534)	20,492	13,594	2,624,355
Prudential Stock Index Fund	861,430	—	—	—	861,430

	$(32,540,565)	$(146,402)	$73,771	$63,438	$(32,549,758)

Prudential IncomeFlex
Aggressive Fund	$(406,672)	$406,672	$—	$—	$—
Conservative Fund	409,840	—	(409,840)	—	—
Moderate Fund	226,568	—	—	(226,568)	—

	$229,736	$406,672	$(409,840)	$(226,568)	$—

Net depreciation of Master Trust investment per the financial statements					$(64,424,110)
Add Master Trust dividends					12,268,121

Net depreciation of Master Trust investments per the Form 5500					$(52,155,989)

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company matching contributions account.

9.	Employee Stock Ownership Plan (“ESOP”)

The Employee Stock Ownership Plan (“ESOP”) portion of the Plan was established in accordance with sections 401(a), 4975(e)(7) of the IRC and section 407(d)(6) of ERISA. The ESOP invests primarily in qualifying employer securities in accordance with IRC section 4975(e)(8). An ESOP account is established for each participant in the Plan, and is invested in the PFI Common Stock Fund. To fund the ESOP, the recordkeeper, at the close of each plan year as determined, transfers (“sweeps”) to the ESOP portion all of the participant’s fully vested amounts in the non-ESOP portion of the PFI Common Stock Fund. Participants may redirect the amounts credited to the ESOP account into any other investment option except for certain limitations including, but not limited to, the provisions of the Company’s personal securities trading policy. Funds that are swept into the ESOP portion are treated the same as funds in the non-ESOP portion for purposes of distributions, reallocations, and transfers. Cash dividends are paid to the ESOP, and thereafter, either distributed to participants or reinvested into participants’ ESOP accounts. All participants have a choice of either reinvesting the cash dividends into the ESOP account or receiving cash on a yearly basis. Participants cannot contribute directly to the ESOP.

The trustee of the Plan purchases shares of PFI common stock on behalf of the PFI Common Stock Fund at fair value or by private purchase (including from an affiliate). Voting rights in shares of PFI common stock held by the Plan shall be exercised by the trustee in a timely manner and by the direction of the participants. Dividends and other income credited to the PFI Common Stock Fund are allocated to all participants with units in the PFI Common Stock Fund when such amounts are received by the Plan.

10.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 30, 2002, that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Although the Plan has been amended since the receipt of the letter, the Plan administrator and the Company’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and no provision for income tax is necessary. The Plan filed a submission with the Internal Revenue Service for a determination on its continued tax-qualified status on January 31, 2011.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

11.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

12.	Interest in Master Trust

A portion of the Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and other Prudential Company sponsored defined contribution plans. The assets of the Master Trust are held by Prudential Trust Company (the “Trustee”). As of December 31, 2011 and 2010, the Plan’s interest in the net assets of the Master Trust was 100%.

13.	Subsequent Events

The Plan Administrator has evaluated events subsequent to December 31, 2011 and through June 15, 2012, the date the financial statements were available to be issued, and determined there have not been any events that occurred, other than those listed below, that would require adjustments to the financial statements.

Effective January 1, 2012, the Administrative Services Agreement was amended to adopt an ERISA Budget Account process, whereby the plan’s recordkeeper credits to the Account fees it receives with respect to the Plan’s investments and bills their fees as permitted by law and the Plan against the Account. The Account can also be used to pay other Plan expenses as permitted during the year. In the event any balance remains in the Account at December 31 of a year, it will be allocated among the accounts of the Plan participants.

In January 2012, the Prudential Stock Index Fund (PDSIX) was replaced with the QMA U.S. Broad Market Index Fund, an insurance company pooled separate account, as an investment option and as a component in the GoalMaker and IncomeFlex portfolios. Three other new investment options were added: two registered investment companies, the Jennison Natural Resources Fund Class Q (PJNQX), the Wells Fargo International Bond Fund Institutional (ESICX); and an insurance company pooled separate account, the QMA International Developed Markets Index. In addition, the Plan’s investment in the Prudential High Yield Fund was changed from Class Z shares to Class Q shares.

Prudential Employee Savings Plan Schedule of Assets Held for Investment Purposes December 31, 2011	Supplemental Information Schedule I

Identity of Issue, Borrower Lessor or Similar Party		Description of Investment	Cost		Current Value
*	PESP Fixed Rate Fund	Prudential Insurance Co. General Account	$3,210,015,854		$3,210,015,854
*	Core Bond Enhanced Index/PIM Fund	Insurance Co. Pooled Separate Account	115,241,028		124,331,841
*	Core Equity Account	Insurance Co. Pooled Separate Account	161,914,088		211,776,819
*	Large Cap Value/LSV Asset Management Fund	Insurance Co. Pooled Separate Account	161,097,878		155,664,680
*	Prudential Real Estate Fund	Insurance Co. Pooled Separate Account	29,752,175		30,824,584
*	Small Company Stock Account	Insurance Co. Pooled Separate Account	174,084,811		324,286,035
	Artisan Mid-Cap Value Fund	Mutual Fund	139,931,256		146,946,439
	Fidelity Advisor Government Income Fund	Mutual Fund	23,008,634		23,410,826
	GE Instl International Equity Investment Fund	Mutual Fund	248,835,394		236,351,681
	Prudential High-Yield Fund	Mutual Fund	48,353,107		47,077,984
	Prudential Jennison Growth Fund	Mutual Fund	281,504,917		326,890,114
	Prudential Jennison Mid-Cap Growth Fund	Mutual Fund	146,300,939		135,750,159
	Prudential Stock Index Fund	Mutual Fund	200,576,639		209,179,042
*	Prudential Financial, Inc. Common Stock Fund	Master Trust Investment Account	387,747,487	***	449,051,833
*	Participant Loans	4.00% - 9.50%**	—		46,806,066
	Other	Noninterest-bearing Cash	764		764

			$5,328,364,971		$5,678,364,721

*	Party-in-interest.
**	Represents range of annual interest rates on outstanding loans.
***	No cost was attributed to the PFI common stock that the Plan received as a result of demutualization. The value of the shares was credited to eligible participants’ accounts as units in Prudential Financial, Inc. common stock fund on April 26, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the Prudential Employee Savings Plan) has duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

THE PRUDENTIAL EMPLOYEE SAVINGS PLAN

By: /s/ Kevin Prue
Kevin Prue
Vice President, Human Resources
Chairperson of the Administrative Committee

Dated: June 22, 2012